UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Adams Golf, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

006228-10-0

(CUSIP Number)

Dennis O. Garris Alston & Bird LLP 950 F Street NW Washington, DC 20004-1404 (202) 239-3452

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006228-20-9
1	NAME OF REPORTING PERSONS SJ Strategic Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 006228-20-9
1	NAME OF REPORTING PERSONS John M. Gregory
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 006228-20-9
1	NAME OF REPORTING PERSONS Joseph R. Gregory
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 006228-20-9
1	NAME OF REPORTING PERSONS Roland E. Casati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 006228-20-9
1	NAME OF REPORTING PERSONS The Master’s Table, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) amends and supplements the statement on Schedule 13D initially filed on January 30, 2007 (the “Original Filing”), as amended by Amendment No. 1 filed on May 23, 2007, Amendment No. 2 filed on November 6, 2007 and Amendment No. 3 filed on November 30, 2007, with respect to SJ Strategic Investments LLC (“SJSI”), John M. Gregory, Joan P. Gregory, Susan Gregory, James M. Gregory and Joseph R. Gregory (the “Initial Reporting Persons”), Amendment No. 4 filed on November 17, 2011, with respect to the Initial Reporting Persons and Roland E. Casati (“Casati”), Amendment No. 5 filed on November 29, 2011, Amendment No. 6 filed on December 7, 2011, Amendment No. 7 filed on February 21, 2012, with respect to SJSI, John M. Gregory, Joseph R. Gregory and Casati, Amendment No. 8 filed on March 20, 2012, with respect to SJSI, John M. Gregory and Joseph R. Gregory, and Amendment No. 9 filed on May 31, with respect to SJSI, John M. Gregory, Joseph R. Gregory and The Master’s Table, Inc. (“The Master’s Table”).

This Amendment No. 10 to Schedule 13D is being filed to report the conversion of the shares of Common Stock held by the reporting persons into the right to receive $10.80 per share in cash pursuant to that certain Agreement and Plan of Merger, dated as of March 18, 2012 (the “Merger Agreement”), by and among Taylor Made Golf Company, Inc. (“Taylor Made”), Apple Tree Acquisition Corp., a wholly owned subsidiary of Taylor Made (“Merger Sub”), and the Issuer. Pursuant to the Merger Agreement, on June 1, 2012, Merger Sub merged with and into the Issuer, the separate corporate existence of Merger Sub ceased, and the Issuer continued as the surviving corporation (the “Merger”). As a result of the Merger, the reporting persons ceased to be beneficial owners of more than five percent of the shares of Common Stock on June 1, 2012. Information reported in the Original Filing, as amended, remains in effect except to the extent that it is expressly amended, restated or superseded by information contained in this Amendment No. 10. Capitalized terms used and not defined in this Amendment No. 10 have the meanings set forth in the Original Filing, as amended.

This Amendment No. 10 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, by SJSI, John M. Gregory, Joseph R. Gregory, Casati and The Master’s Table (the “Reporting Persons”).

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On June 1, 2012, pursuant to the Merger Agreement, and upon satisfaction of the conditions set forth therein, the Issuer was merged with and into Merger Sub, with the Issuer surviving as a wholly owned subsidiary of Taylor Made. As consideration for the Merger, the shares of Common Stock held by the Reporting Persons were automatically cancelled and converted into the right to receive $10.80 per share in cash. As of June 1, 2012, none of the Reporting Persons held any Common Shares.

Pursuant to the terms of the Voting Agreement, the Voting Agreement terminated at the effective time of the Merger. Furthermore, since Casati no longer holds any Common Shares, the voting agreement, dated November 17, 2011, by and among John M. Gregory, Joseph R. Gregory and Casati, as described in Amendment No. 4 to this Schedule 13D, is no longer in effect.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented as follows:

The Reporting Persons may be deemed to beneficially own, in the aggregate, 0 shares of Common Stock. Pursuant to the transactions described in Item 4, the Reporting Persons ceased to be beneficial owners of more than five percent of the shares of Common Stock on June 1, 2012. In the merger, the Reporting Persons disposed of 2,720,792 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

Pursuant to the terms of the Voting Agreement, the Voting Agreement terminated at the effective time of the Merger. Furthermore, since Casati no longer holds any Common Shares, the voting agreement, dated November 17, 2011, by and among John M. Gregory, Joseph R. Gregory and Casati, as described in Amendment No. 4 to this Schedule 13D, is no longer in effect.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated June 5, 2012 among SJ Strategic Investments LLC, John M. Gregory, Joseph R. Gregory, Roland E. Casati and The Master’s Table.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Date: June 5, 2012

SJ Strategic Investments LLC

By:	/s/ John M. Gregory
John M. Gregory
Its: Managing Member

/s/ John M. Gregory
John M. Gregory

/s/ Joseph R. Gregory
Joseph R. Gregory

/s/ Roland E. Casati
Roland E. Casati

The Master’s Table, Inc.

By:	/s/ Joseph R. Gregory
Joseph R. Gregory
Its: President

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement dated June 5, 2012 among SJ Strategic Investments LLC, John M. Gregory, Joseph R. Gregory, Roland E. Casati and The Master’s Table.